

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Todd Davis
President and Chief Executive Officer
Endexx Corporation
38246 North Hazelwood Circle
Cave Creek, AZ 85331

  Re: Endexx Corporation
    Form 10-K for the Fiscal Year Ended September 30, 2022
    Filed January 13, 2023
    File No. 000-30233

Dear Todd Davis:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services